Exhibit 3.1

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED BYLAWS OF

TIMBER PHARMACEUTICALS, INC.

This Amendment No. 1 to the Bylaws of Timber Pharmaceuticals, Inc., a Delaware corporation (the “Company”), as amended to date (the “Bylaws”) is made as of this 10th day of April, 2022.

1. The Bylaws are hereby amended by replacing the paragraph titled “Quorum” in existing Section 7 of Article I of the Bylaws, in its entirety with the following:

“Quorum. Except where otherwise provided by law, the certificate of incorporation, these Bylaws or the rules of any applicable stock exchange, the holders of thirty-four (34%) percent of the voting power of the capital stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders. Where a separate vote by a class or series or classes or series is required, thirty-four (34%) percent of the voting power of the issued and outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter, except as otherwise required by law, the certificate of incorporation, these Bylaws or the rules of any applicable stock exchange. The stockholders present may adjourn the meeting despite the absence of a quorum.”

2. Except as specifically amended herein, the Bylaws of the Company shall remain unchanged and in full force and effect.

Adopted by the Board of Directors effective as of April 10, 2022.